FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

Item

1	Press Release dated June 7, 2017
2	Material Fact dated June 7, 2017
3	Company Presentation

Item 1

Santander acquires Popular,
becoming the leading bank in Spain

▪	The acquisition takes place following an auction conducted by the Single Resolution Board and FROB in which Santander was selected as the successful bidder. As a result the resolution of Banco Popular will be concluded without any taxpayer support.

▪	The combination of Santander and Popular creates Spain's largest bank by lending and deposits, with 17 million customers. In Portugal, the combined bank will serve over 4 million customers.

▪	To strengthen Popular’s balance sheet, Santander will complete a rights issue to raise €7 billion. Existing shareholders will have preferential rights.

▪	The transaction is expected to generate return on investment of 13-14% in 2020 and be EPS accretive by 2019.

▪	Santander expects to continue to meet all its commercial and financial commitments for 2017-18, including growth in Earnings Per Share, Dividend Per Share, TNAV per share and capital. We believe that the transaction will accelerate growth across all of the Group’s key performance indicators for 2019 and beyond.

Banco Santander Group Executive Chairman, Ana Botín, said:

“We welcome Banco Popular customers as part of the Santander Group and will work hard to continue serving them at the highest standards through the transition and beyond. The combination of Santander and Popular strengthens the Group's geographic diversification at a time of improving economic conditions in both Spain and Portugal, and will allow us to continue to deliver for customers and shareholders on all our commitments.”

Madrid, 7 June 2017 - PRESS RELEASE

Banco Santander today announces that it has acquired Banco Popular. The acquisition takes place following an auction conducted by the Single Resolution Board and FROB in which Santander was selected as the successful bidder, paying a notional consideration of €1.

As part of the transaction Santander will complete a rights issue for a total amount of €7 billion. This will cover the capital and provisions required to strengthen Popular’s balance sheet. Existing shareholders will be given preferential subscription rights. The rights issue is underwritten.

The integration of Santander and Popular will significantly enhance Santander’s franchises in both Spain and Portugal. In Spain the bank will become the leading bank by both lending and deposits, serving over 17 million customers with a credit market share of c.20%. The combined business, which will operate under the Santander brand, will have a 25% market share in SME lending in Spain - a key driver of economic growth for the country.

Growing the SME franchise in Spain is a key strategic priority for the Group. The transaction will improve the diversification of business lines in the country and increase exposure to more profitable business segments at a positive stage in the economic cycle.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Portugal, the integration of Popular with Santander Totta will accelerate growth and strengthen market shares in both lending and deposits, enhancing Totta’s position as the leading privately owned bank in the country, with over 4 million customers.

The acquisition is expected to generate a return on investment of 13-14% in 2020, and an increase in Earnings Per Share (EPS) in 2019. The combined business will benefit from increased profitability with strong potential for further revenue growth. The expected cost synergies of close to €500 million per year from 2020 will lead to efficiency ratios that are among the best in both Spain and Portugal.

The acquisition meets Santander’s strategic and financial investment criteria, with future enhancements expected in all key financial performance metrics for the Group. It is also consistent with our ongoing commitment to consider add-on acquisitions within our core markets where they add value to customers and shareholders.

To bring Popular’s provisions and capital in line with the rest of the Group, Santander will make additional provisions for non-performing assets of €7.9 billion, including €7.2 billion for real estate. This will increase coverage for real estate assets and real estate non-performing loans from 45% to 69%, significantly above peer average (52%). The Group expects to reduce Popular’s real estate exposure significantly as it has done at Banco Santander in recent years.

Following completion of these actions, the impact on the Group’s CET1 capital ratio is expected to be neutral, while the transaction will significantly enhance Santander’s capacity to generate capital organically going forward. Santander maintains its commitment to increase its CET1 capital ratio to above 11% in 2018.

The combined entity will be led by the current management team of Santander Spain with Rami Aboukhair as CEO.

Key Facts – Banco Popular

December 2016	Spain	Portugal
Customer Loans	€89,202m	€6,415m
Customer Funds	€88,887m	€5,747m
Customers	4.1m	0.3m
Branches	1,644	118
Employees	10,479	901

Market share			Combined
Lending - Spain	12.3%	7.2%	19.5%
Cust. Funds - Spain	13.1%	5.7%	18.8%
SMEs - Spain	11.1%	13.8%	24.8%
Lending - Portugal	14.7%	2.8%	17.5%
Deposits - Portugal	13.3%	2.3%	15.5%

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

 IMPORTANT INFORMATION

This announcement is not a prospectus but an advertisement and investors should not subscribe for any new shares of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or purchase any pre-emptive subscription rights for new shares of the Bank referred to in this announcement except on the basis of the information contained in the prospectus of the rights issue to be registered by Banco Santander with the Comisión Nacional del Mercado de Valores (“CNMV”). Once registered with the CNMV, the prospectus shall be publicly available at the Bank’s registered address and, in electronic format, in the web pages of the Bank (www.santander.com) and the CNMV (www.cnmv.es). The Bank expects to request the CNMV to passport the prospectus of the rights issue, once approved and registered, for the purposes of it being effective in the the United Kingdom, Italy, Portugal and Poland.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the pre-emptive subscription rights or the new shares being issued in connection with the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this announcement and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy, Portugal and Poland may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities referred to herein may not be and will not be offered or sold in the United States unless in a transaction registered under the U.S. Securities Act of 1933 (the “Securities Act”) or in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. If any public offering of securities is made in the United States it will be made by means of a prospectus that may at the time of any such offering be obtained from Banco Santander and that will contain or incorporate by reference detailed information about Banco Santander and its management, as well as financial statements.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

 Item 2

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) informs of the acquisition of 100% of the share capital of Banco Popular Español, S.A. (“Banco Popular”) as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board and executed by the FROB, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of 15 July 2014, the Directive 2014/59/EU of the European Parliament and of the Council of 15 May 2014, and Law 11/2015, of 18 June, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution scheme, (i) all the shares of Banco Popular outstanding at the closing of market yesterday and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been totally cancelled and (ii) all the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a price of one euro (€1).

Moreover, as part of the transaction, Banco Santander has the intention to carry out a share capital increase of approximately EUR 7,000 million which will cover the capital and the provisions required to reinforce the balance sheet of Banco Popular. The current shareholders of Banco Santander will have preferential subscription rights in the share capital increase. Banco Santander holds underwriting commitments for the total of such amount.

After these transactions, it is expected that the impact on the CET1 capital of the Banco Santander Group will be neutral.

Boadilla del Monte (Madrid), 7 June 2017

IMPORTANT INFORMATION

This announcement is not a prospectus but an advertisement and investors should not subscribe for any new shares of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or purchase any pre-emptive subscription rights for new shares of the Bank referred to in this announcement except on the basis of the information contained in the prospectus of the rights issue to be registered by Banco Santander with the Comisión Nacional del Mercado de Valores (“CNMV”). Once registered with the CNMV, the prospectus shall be publicly available at the Bank’s registered address and, in electronic format, in the web pages of the Bank (www.santander.com) and the CNMV (www.cnmv.es). The Bank expects to request the CNMV to passport the prospectus of the rights issue, once approved and registered, for the purposes of it being effective in the United Kingdom, Italy, Portugal and Poland.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the pre-emptive subscription rights or the new shares being issued in connection with the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this announcement and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy, Portugal and Poland may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities referred to herein may not be and will not be offered or sold in the United States unless in a transaction registered under the U.S. Securities Act of 1933 (the “Securities Act”) or in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. If any public offering of securities is made in the United States it will be made by means of a prospectus that may at the time of any such offering be obtained from Banco Santander and that will contain or incorporate by reference detailed information about Banco Santander and its management, as well as financial statements.

Item 3

Banco Popular acquisition Creating shareholder value through in - market consolidation

Disclaimer

This presentation (the "Presentation") has been prepared by Banco Santander, S.A. ("Santander " or "the Company"). For the purposes hereof, the Presentation shall mean and include the slides that follow, any prospective oral presentations of such slides by the Company, as well as any question-and-answer session that may follow that oral presentation and any document or informative materials distributed at, or in connection with, any of the above.

All the information regarding Banco Popular, S.A. ("Banco Popular") included in this Presentation has been derived from publicly available information prepared by Banco Popular and has not been independently verified by Santander.

No representation or warranty, express or implied, is made by Santander or any of its affiliates (Santander Group), nor by their directors, officers, employees, representatives or agents as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions expressed herein. None of Santander nor any of its affiliates, nor their respective directors, officers, employees, representatives or agents shall have any liability whatsoever (in negligence or otherwise) for any direct or consequential loss, damages, costs or prejudices whatsoever arising from the use of the Presentation or its contents or otherwise arising in connection with the Presentation, save with respect to any liability for fraud, and expressly disclaim any and all liability whether direct or indirect, express or implied, contractual, tortious, statutory or otherwise, in connection with the accuracy or completeness of the information or for any of the opinions contained herein or for any errors, omissions or misstatements contained in the Presentation.
Santander cautions that this Presentation may contain forward looking statements and estimates with respect to the business, financial condition, results of operations, strategy, plans and objectives of the Santander Group. These forward-looking statements are found in various places throughout the Presentation and include, without limitation, statements concerning our future business development and economic performance, including the anticipated benefits of our acquisition of Banco Popular and the improvements we expect to be able to achieve in the acquired business. While these forward looking statements and estimates represent Santander Group current judgment on future expectations concerning the development of its business, a certain number of risks, uncertainties and other important factors could cause actual results to differ materially from Santander Group expectations. These factors include, but are not limited to, (1) market situation, macroeconomic factors, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rate and interest rates; (3) competitive pressures; (4) technical developments; (5) changes in the financial position or credit worthiness of Santander Group customers, obligors and counterparts and (6) and asset quality or other contingencies at Banco Popular are unknown to us at this time. These and other risk factors published in Santander Group past and future reports and documents, including those filed with the Spanish Securities and Exchange Commission ("CNMV") and with the U.S. Securities Exchange Commission (the "SEC") and available to the public on Santander 's website (www.santander.com) and in the CNMV's website (www.cnmv.es) and the SEC's website (www.sec.gov.), as well as other risk factors currently unknown or not foreseeable, which may be beyond Santander 's control, could adversely affect our business and financial performance and cause actual results to differ materially from those implied in the forward-looking statements and estimates.
The information contained in the Presentation, including but not limited to forward-looking statements and estimates, is provided as of the date hereof and is not intended to give any assurances as to future results. No person is under any obligation to update, complete, revise or keep current the information contained in the Presentation, whether as a result of new information, future events or results or otherwise. The information contained in the Presentation may be subject to change without notice and must not be relied upon for any purpose.

This Presentation contains information in connection with the acquisition of Banco Popular (the "Transaction") including in relation to the estimated impact of such transaction on the business of the Santander Group. The information in connection with the Transaction has been prepared by Santander internally . Such information has not been audited by Santander's auditors. The information regarding the Transaction has been prepared by Santander, on the basis of the criteria and assumptions the Company has deemed convenient, deemed references to which are included throughout the Presentation, when applicable. The aforementioned criteria and assumptions do not follow any particular regulation and could include estimates and subjective valuations which could represent substantial differences in the information presented, should a different methodology be applied.

Market and competitive position data in the Presentation have generally been obtained from industry publications and surveys or studies conducted by third-party sources. Peer firm information presented herein has been taken from peer firm public reports. There are limitations with respect to the availability, accuracy, completeness and comparability of such data. Santander has not independently verified such data and can provide no assurance of its accuracy or completeness. Certain statements in the Presentation regarding the market and competitive position data of Santander are based on the internal analyses of Santander, which involve certain assumptions and estimates. These internal analyses have not been verified by any independent source and there can be no assurance that the assumptions or estimates are accurate. Accordingly, undue reliance should not be placed on any of the industry, market or Santander's competitive position data contained in the Presentation.
The distribution of this Presentation in certain jurisdictions may be restricted by law. Recipients of this Presentation should inform themselves about and observe such restrictions. Santander disclaims any liability for the distribution of this Presentation by any of its recipients.
Santander is not nor can it be held responsible for the use, valuations, opinions, expectations or decisions which might be adopted by third parties following the publication of this Presentation.
No one should acquire or subscribe for any securities in the Company on the basis of this Presentation. This Presentation does not constitute or form part of, and should not be construed as, (i) an offer, solicitation or invitation to subscribe for, acquire, sell, issue, underwrite or otherwise acquire any securities, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to any securities; or (ii) any form of financial opinion, recommendation or investment or financial advice with respect to any securities.

This presentation is not a prospectus but an advertisement and investors should not subscribe for any new shares of Santander or purchase any pre-emptive subscription rights for new shares of the Santander referred to in this announcement except on the basis of the information contained in the prospectus of the rights issue to be registered by Santander with the CNMV. Once registered with the CNMV, the prospectus shall be publicly available at Santander's registered address and, in electronic format, in the web pages of Santander (www.santander.com) and the CNMV (www.cnmv.es). The Company expects to request the CNMV to passport the prospectus of the rights issue, once approved and registered, for the purposes of it being effective in the United Kingdom, Italy, Portugal and Poland.

This Presentation does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the pre-emptive subscription rights or the new shares being issued in connection with the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this Presentation and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy, Portugal and Poland may be restricted by law. Persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities referred to herein may not be and will not be offered or sold in the United States unless in a transaction registered under the U.S. Securities Act of 1933 (the "Securities Act") or in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. If any public offering of securities is made in the United States it will be made by means of a prospectus that may at the time of any such offering be obtained from Santander and that will contain or incorporate by reference detailed information about Santander and its management, as well as financial statements.

By receiving or accessing to this Presentation you accept and agree to be bound by the foregoing terms, conditions and restrictions.

Santander 2

3 Popular acquisition: in - depth review Overview strategic and financial rationale Concluding remarks Rights offering Banco Popular acquisition Creating shareholder value through in - market consolidation 1 2 3 4

4 Strong strategic rationale Creating the leading retail and commercial bank in Spain and Portugal c.2% market share • 118 branches • c.320k total customers • Cust . Loans 2 : 6.4Bn € • Cust . Funds: 5.7Bn € Portugal c.6 - 7% market share • 1,644 1 branches • c.4.1m total customers • Cust . Loans 2 : 89Bn € • Cust . Funds: 89Bn € Spain Add - on acquisition in Iberia… … at the right point of the cycle Leading bank in Portugal c.17% loans market share Leading bank in Spain c.20% loans market share 0% ’10 ’16 ’17E ’18E ’20E ’15 ’19E ’14 ’13 ’12 ’11 ’21E Source: Bank of Spain and Economist Intelligence Unit Total Sector Loan Growth (%) Euribor 12 months (%) 0.0% ’15 ’20E ’17E ’16 ’21E ’19E ’14 ’18E 2 (1) Includes Banco Popular Banca Privada (2) Gross

5 Strong strategic rationale Complementary franchises 4% 5% 9% 11% 13% 25% Peer 2 Peer 5 Peer 3 Peer 4 Peer 1 SME Market share in Spain (%) 0.51% 1.06% … deepening customer relationships Fees / Loans (%, 2016) 372 bps 18 bps … through wholesale funding synergies 3 - year Senior debt (m/s + spread) 1 1 Trading level as of May, 2017 Source: Bloomberg Leading SME franchise Potential to improve acquired business…

6 In - market consolidation Leveraging economies of scale with manageable execution risks Expected annual cost savings in 2020 pre tax: EUR c.500m (c.10% of 2017 combined cost base) Synergies for best - in - class efficiency Focus on preserving franchise value Cost to income 50% 60% Pre - synergies 2016 Post - synergies 2020E - 10pp Focus on preserving Popular core strengths in retail and SMEs banking Sharing of Best Practices and Know - How Proven integration track record limiting potential revenue attrition

7 Real estate Additional provisioning to execute a quick unwind Roadmap for a quick RE unwind - 60% 1Q 2017 2012 Santander “Real Estate activity in Spain” 1 1 Net real estate assets plus net loans RE well provisioned after adjustments ▪ Plan in place to reduce Banco Popular RE Assets and RE NPLs to non - material levels in 3 years ▪ SAN’s strong track record in NPA management ▪ € 7.2Bn additional provisions for Real Estate exposure, achieving coverage well over peers average House price change (%) 2011 2008 2010 2009 2015 2016 0% 2014 2013 2012 4.5% EUR Bn Addit . provision Final net value % coverage Peers avg. Total RE 4.7 6.2 65% 52% - o/w land 2.7 1.2 85% 63% RE NPLs 2.5 3.0 76% 51% RE assets + RE NPLs 7.2 9.2 69% 52%

8 Creating shareholder value Improving profitability of Spain and Portugal franchise Enhanced earnings growth profile Improving franchises target profitability 825 570 CAGR: c.25% – 30% 2019E 2020E c.950 2018E Banco Popular Net income targets w/ synergies (m € ) c.13 n.a 2016 9.6 2020E with synergies RoTE (1) (%) c.20 2016 2020E with synergies RoTE (1) (%) 19.4 2.8 (1) 11% over RWAs

9 Creating shareholder value Transaction at attractive financial terms to continue delivering on our commitments Target EPS accretion Target TNAVPS accretion CET1 FL 2019: c.2% | 2020: c.3% 2018: c.3% Neutral / Slightly positive Rights offering Target RoI year 3 7Bn € 13 – 14 % already above Cost of Equity in 2019 Price Paid € 1 for 100% of the capital

10 Popular acquisition: in - depth review Overview strategic and financial rationale Concluding remarks Rights offering 1 2 3 4 Banco Popular acquisition Creating shareholder value through in - market consolidation

11 Strong strategic / business fit at an attractive point in the cycle 2. Popular: unique domestic consolidation opportunity in Spain and Portugal 1. Attractive financials (targeting RoI 13 - 14% and EPS accretive in year 2), enhancing KPIs for Group, Spain and Portugal 4. Significant cost synergies, real estate assets well provisioned with manageable execution risks 3. Why are we acquiring Banco Popular?

12 < 5% 5% < x < 15% > 15% 6.6% 3.3% 4.8% 5.5% 6.8% 2.7% 5.9% 7.6% 16.0% 9.3% 2.6% 4.6% 4.7% 8.1% 4.9% 4.1% 2.7% 2.5% Gross Loans excl. Repos Breakdown (2016, %) Branches market share of 6% in Spain and 2.5% in Portugal Customer Funds (2016, %) Leader in SMEs in Spanish market (1) Popular : unique domestic consolidation opportunity in Spain and Portugal Mortgages 7% 35% SMEs 22% Other individuals RE non - core 19% Corps & Institutions 18% Total Group gross loans: 97.6Bn € Branch Network: 1,762 2 Employees: 11,911 5.1% Peer 4 Peer 2 9.3% Peer 3 4.3% 10.6% San Spain Peer 1 Popular 13.8% 12.7% 11.1% Peer 5 Total Group customer funds: 96.6Bn € Public Sector Off B/S 8% Term Deposits 37% 36% Demand Deposits 18% (1) SME loans market share as of dic 2015 estimated according to each entity Annual report (2) Spain and Portugal

13 Strong strategic / business fit at an attractive point in the cycle 2. Popular: unique domestic consolidation opportunity in Spain and Portugal 1. Attractive financials (targeting RoI 13 - 14% and EPS accretive in year 2), enhancing KPIs for Group, Spain and Portugal 4. Significant cost synergies, real estate assets well provisioned with manageable execution risks 3. Why are we acquiring Banco Popular?

14 Acquisition in a core market • Creating the leading bank in Spain with loans market share of c.20% • A nationwide branch network with heavier weight in the wealthier regions • Diversifying Santander Spain loan portfolio while maintaining Group’s geographic diversification • Santander Totta : reinforcing our leadership in Portugal Leading SME franchise • Santander to become the leading player in SMEs with c.25% market share • Profitable and stable business over the cycle Opportunity to improve combined franchise • Development of deeper customer relationship • Wholesale Funding Cost reduction B C Strong strategic / business fit at an attractive point in the cycle An attractive point in the cycle D A

15 19.5% 15.0% 13.8% 12.3% 8.5% 8.0% 7.2% Customer funds Market share (%) Loans Market share (%) A Peer 3 Peer 4 Peer 2 2.7% 5.7% Peer 1 Peer 5 16.7% 18.8% 7.2% 7.3% 13.1% 14.1% Acquisition in a core market Creating the leading bank in Spain: c.20% market share Peer 1 Peer 2 Peer 3 Peer 4 Note: Data for Santander refers to all domestic business. Source: Estimates based on companies disclosure as of 2016, Bank of Sp ain

16 Post transaction branch market share 3.7% 2.8% 3.3% 2.8% 3.4% 3.3% 3.5% 3.1% 2.7% 3.1% 3.8% 1.9% 2.9% 2.0% 2.3% 1.5% 3.5% 22.8% 13.1% 15.0% 13.8% 16.3% 13.0% 15.4% 18.2% 28.9% 20.7% 13.4% 12.1% 17.4% 11.4% 16.4% 20.8% < [15]% [15]% < x < [20]% > [20]% GDP contribution per region (%) 18.9% 18.8% 13.4% 9.4% 6.1% 5.2% 5.0% 3.9% 3.5% 3.1% 2.6% 2.5% 2.0% 1.7% 1.6% 1.1% 0.7% Cataluña Madrid Andalucía Valencia País Vasco Galicia Castilla y León Canarias Castilla La Mancha Aragón Murcia Baleares Asturias Navarra Extremadura Cantabria Rioja GDP Growth (%) Acquisition in a core market A nationwide branch network with heavier weight in the wealthier regions A

17 (1) Santander Operating Areas attributable income as of 1Q 2017 annualized. Note: Mature markets include Spain, UK, US, SCF and Portugal. Emerging markets include Poland and LatAm . Estimated Net Income for Banco Popular after synergies. Group geographic diversification Loan portfolio breakdown (2016) Asset distribution Attrib. income distribution (1Q 2017 1 ) 39% 18% 31% 19% 35% 25% 28% 22% 25% 13% 7% 11% 19% 8% SAN Spain Popular RE non - core SMEs Corps & Institutions Other individuals Combined Mortgages 2% Developing markets 27% Mature Markets 73% Mature Markets 76% 24% Developing markets Pre - deal Post - deal Mature Markets 48% Developing markets 52% 57% Developing markets Mature Markets 43% Pre - deal Post - deal Acquisition in a core market Diversifying Santander Spain Loan Portfolio while maintaining Group Geographic diversification A Iberia 28% Iberia 35% Iberia 18% Iberia 25%

18 22.9% 17.5% 17.5% 14.7% 13.0% 10.1% 2.8% 26.1% 17.0% 15.5% 13.3% 12.3% 9.4% 2.3% 16.7% 15.5% 14.2% 13.3% 11.6% 11.5% 2.5% Branches market share(%) Deposits market share (%) Loans market share (%) Acquisition in a core market Santander Totta: reinforcing our leadership in Portugal A Peer 1 Peer 2 Peer 3 Peer 4 Peer 1 Peer 2 Peer 3 Peer 4 Peer 1 Peer 2 Peer 3 Peer 4 Source: Estimates based on companies disclosure as of 2016, Bank of Portugal

19 Strong market share in SMEs Peer 3 Peer 4 Peer 5 Peer 2 24.8% Peer 1 12.7% 9.3% 4.3% 5.1% 11.1% 13.8% 10.6% SMEs Market share as of dic 2015 according to public information of credit risk exposure Leading SME franchise B That results in higher NIM 2016 SME franchise with scale 1.20% 1.36% Peers Avg. Popular SMEs customers c.620k c.920 SMEs & Corps specialized managers

20 58% 54% 54% 51% 45% 43% 38% Santander Spain CaixaBank Bankia Sabadell BBVA Spain Bankinter Popular 1.06% 0.98% 0.88% 0.77% 0.75% 0.73% 0.51% Santander Spain CaixaBank Sabadell Bankinter BBVA Spain Bankia Popular SMEs: • Credit driven relationships • Potential to selling products (FX, comex , renting, Factoring…) Recurrence Ratio (%) (1Q 2017, % of Net Fees over Total Operating Expenses) Individuals: • Second bank relationship • Low penetration in active customers of other products; funds, insurance, cards (20 - 30% penetration) Fees over Loans (%) (2016, % of Net Fees over Average Loans) Potential Upside Potential Upside Potential additional revenues: EUR 100 - 200 m (not included in our estimates ) Opportunity to improve the combined franchise Development of deeper customer relationships C Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 1 Peer 2 Peer 3 Peer 4 Peer 5

21 A - / F2 (Stable) B / B (Negative) A3 / P - 2 (Stable) B2 / NP (Negative) A - / A - 2 (Positive) B / B (Negative) (1) Trading level as of May , 2017 Source: Bloomberg. Opportunity to improve the combined franchise Wholesale Funding Cost Reduction C 3 - year Senior Debt +18bps (1) +372bps (1) AT1 + 511 - 561bps (1) (Coupon : 6 1/4 – 6 3/4 ) +1,982 – 2,726bps (1) (Coupon : 8 1/4 – 11 1/2 ) Tier 2 +157 - 168bps (1) (Coupon: 2.5 – 3.25%) +930bps (1) (Coupon: 6.873%) m/s + Spread m/s + Spread Covered Bonds Maturing in: 2018 2020 (10.7bps) (1) (13.4bps) (1) +11bps (1) +40.6bps (1) Volume Additional TLAC issuance cost offset by wholesale funding cost synergies 12Bn € 1Bn € 1.25Bn € 0.72Bn €

22 An attractive point in the cycle The Spanish market faces a positive banking cycle Low interest rate environment -0.4% -0.2% 0.0% 0.2% 0.4% 0.6% 0.8% 2014 2015 2016 2017 2018 2019 2020 2021 1M EUR 3M EUR 12M EUR Cost of risk evolution (bps) Source: Bank of Spain, Estimates from analysts consensus Source: Bloomberg Key drivers improving with further upside € in bn House p rice Evolution 60% 65% 70% 75% 80% 85% 90% 95% 100% 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 (20%) (15%) (10%) (5%) 0% 5% 10% 15% House Price Variation (%) (RHS) Price as % of Peak (LHS) 4.5% 69.5% Source: Instituto Nacional de Estadistica . Note: Peak in 3Q 2007. Source: Estimates – European Commission 18% 20% 21% 25% 26% 24% 22% 20% 18% 16% 300 400 500 600 700 800 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E Unemployment rate Private consumption ( € bn) (3.6%) GDP Growth (%) 0.0% (1.0%) (2.9%) (1.7%) 1.4% 3.2% 3.2% 2.8% 2.4% D 121 483 142 98 75 61 39 35 33 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E

23 Robust Sector Trends Overall Home Sales in Spain Growing since Early 2014 Units of Houses (‘000) Earnings Momentum Spanish Banks RoE (%) Source: Ministerio de Fomento, CBRE. 802 855 908 769 510 414 444 309 327 285 347 383 437 495 526 545 537 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 LT forecast rate New Houses Existing Houses An attractive point in the cycle Business growth supported by private consumption and RE sector trends (3.9%) (18.3%) 2.2% 2.9% 2.6% 1.8% 7.0% 7.5% 8.0% 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E (1) (1) (1) Source: Bank of Spain, Estimates from analysts consensus. Note: (1) Average RoE include listed Spanish banks: CBK, BKIA, BKT, LBK. D Total Sector Loan Growth (%) Source: Bank of Spain, EIU. - 12 0% - 3.7% 2015 2.3% 2.6% 2018E - 3.7% 2016 2020E 3.3% 2019E 2021E 2.6% 2017E 0.3% - 3.5% 2014 1.1% 2011 - 10.7% - 8.2% - 2.6% 2010 2012 2013 - 4.4%

24 Strong strategic / business fit at an attractive point in the cycle 2. Popular: unique domestic consolidation opportunity in Spain and Portugal 1. Attractive financials (targeting RoI 13 - 14% and EPS accretive in year 2), enhancing KPIs for Group, Spain and Portugal 4. Significant cost synergies, real estate assets well provisioned with manageable execution risks 3. Why are we acquiring Banco Popular?

25 Relevant cost synergies: Targeting EUR c.500m Key Cost Synergies Drivers Expected efficiency improvements by 2020: EUR c.500m before tax c.33% of Popular or c.10% of the combined 2017 cost base of Spain and Portugal » Improving operating efficiency by leveraging Santander Group’s capabilities and best practices: • Leverage Santander Group’s economies of scale (e.g. joint purchasing) • Optimization of combined branch network • One single IT platform / o perations optimization • HQ optimization • Benefit from Santander Group’s global units to improve cost efficiencies Restructuring Costs EUR 1.3Bn

26 Cost to Income ratio Spain (%) Total savings c.130 c.210 c.160 Distribution network and other cost savings HQ / General Expenses c.500 IT Integrations Annual cost savings (million euros) Improving efficiency of combined entity 50% 60% Pre - synergies 2016 Post - synergies 2020E - 10pp

27 Potential Business Risks Total Real Estate assets and loans of c. € 34Bn gross (c.20Bn € net) Mitigants • Provisioning above peers average and roadmap in place to accelerate combined NPA reduction • Strong track record of NPA management by Santander • Proven integration track record with limited potential revenue attrition • Assuming 9% revenue attrition vs. consensus • Sharing of Best Practices and Know - How • Additional provisions to align with Santander criteria Loans ex - Real Estate Integration risk: revenue attrition Preserving SME franchise Potential risks incorporated in valuation Manageable execution risks

28 Transaction assumes an adequate provisioning of RE assets and loans Post - adjustments Pre - deal (Q1’17) Peers EUR Bn Gross value % Cov . Provision % Cov . Net value % Cov . Total RE Assets 17.7 39% 4.7 65% 6.2 52% Non - perfoming RE loans 12.1 55% 2.5 75% 3.0 51% RE assets + RE NPLs 29.8 45% 7.2 69% 9.2 52% NPLs ex Real Estate 7.0 46% 0.7 56% 3.1 51% NPA 36.8 45% 7.9 67% 12.3 52% Performing RE loans 3.8 0% 0 0% 3.8

29 Combined NPA exposure Total RE Assets (Net, Bn € ) Total NPLs (Net, Bn € ) Total NPAs (Net, Bn € ) 10.9 POP 3 San Non - Core RE 1 4.7 Combined 6.2 12.1 POP 3 SAN Spain 2 6.0 Combined 6.1 23.0 POP 3 SAN 10.7 Combined 12.3 1 Santander non - core RE reported as “Real Estate activity in Spain”, including foreclosed assets and rental assets 2 Includes “Real Estate activity in Spain” and NPL in Santander Spain 3 Includes total RE assets and NPLs in Banco Popular perimeter, net of additional adjustments Disposal plan to reduce Popular NPAs to non - material levels in 3 years

30 ▪ Clients overlap ▪ Santander Risk appetite ▪ Higher NPLs after provisions adjustment We are assuming some revenue attrition while not including revenue potential upside Revenue attrition due to… Revenues 2019E : c.9% below current market consensus ▪ Sensitivity to Interest rate changes (c.150m € @100 bps) ▪ Revenue synergies (100 – 200m € ) Positive revenue possibilities (not included)

31 Strong strategic / business fit at an attractive point in the cycle 2. Popular: unique domestic consolidation opportunity in Spain and Portugal 1. Attractive financials (targeting RoI 13 - 14 % and EPS accretive in year 2), enhancing KPIs for Group, Spain and Portugal 4. Significant cost synergies, real estate assets well provisioned with manageable execution risks 3. Why are we acquiring Banco Popular?

32 2020E Net profit c.950M € 2020 assumes: • No interest rate increase • 9% Revenues attrition • Costs synergies c.500m € • Provisions normalized at 60bps / loans EUR million 2017E 2018E 2019E 2020E POPULAR MARKET CONSENSUS Revenues 2,840 2,920 3,000 Expenses - 1,500 - 1,450 - 1,460 Margin pre - provision 1,340 1,470 1,540 NET PROFIT 154 450 562 POPULAR WITH SYNERGIES Revenues 2,662 2,758 Expenses - 1,384 - 1,151 Margin pre - provision 1,278 1,607 NET PROFIT 570 825 c.950

33 Profitability improvement targets through economies of scale SAN Spain improvement of key ratios SAN POP c.13 n.a . 2016 9.6 2020E with synergies C/I (%) RoTE (1) (%) Santander Spain public information perimeter (1) Calculated with equity as 11% RWAs 59 50 60 2020E with synergies 2016 SAN Totta improvement of key ratios 2016 2020E with synergies c.20 C/I (%) RoTE (1) (%) 43 38 55 2016 2020E with synergies Combined 19.4 2.8

34 Real Estate Assets Real Estate Loans 7.9 Total Provision Deficit Other adjustments 4.7 2.5 Non Real Estate Loans 0.7 Net capital deficit 0.8 0.4 EUR Bn 9.1 Prov. & Capital deficit Bailed in capital - 2.0 7.1 Net Prov . & Capital deficit 2.2 current Capital Deficit ▪ - 0,6 lower RWA after additional provision ▪ - 0.8 post - deal lower capital deductions Increasing coverage to 65% from current 39% Increasing NPLs coverage to 75% Summary of total provisioning and capital needs

35 CET1 FL neutral impact EPS accretive from year 2 Provision and Capital Deficit 7.1 Restructuring Costs 1.3 Asset sales - 0.5 Pre Provision Profit 9M - 0.9 Net Investment (EUR Bn ) ~7.0 Net Profit 2020 (EUR M) ~ 950 ROI 13 - 14% Investment required of € 7Bn with a targeted ROI of 13 - 14%

36 2018 ROI of 13 - 14% above Cost of Equity in 2019 EPS accretive from 2019 onwards Targeted EPS accretion (%) Slightly negative c.2% 2019 Targeted TNAV/S accretion (%) c.3% CET1 Fully Loaded (%) Neutral / Slightly positive Improved organic capital generation Attractive financial impact, enhancing key KPIs for the Group c.3% 2020

37 Popular acquisition: in - depth review Overview strategic and financial rationale Concluding remarks Rights offering 1 2 3 4 Banco Popular acquisition Creating shareholder value through in - market consolidation

38 Size, terms and conditions • Rights issue of € 7,000Mn • Rights offering with preferential subscription rights for existing shareholders • Underwritten transaction Expected timing 1 Rights Issue for the acquisition of Banco Popular Beginning of July End of July Subscription period Execution 1 Subject to CNMV approval

39 Popular acquisition: in - depth review Overview strategic and financial rationale Concluding remarks Rights offering 1 2 3 4 Banco Popular acquisition Creating shareholder value through in - market consolidation

40 Strong strategic/business fit at an attractive point in the banking cycle 2. Unique domestic consolidation opportunity to accelerate Santander Spain and Portugal’s earnings growth 1. Significant cost synergies while execution risks manageable and potential revenues upside not being considered 3. Shareholder value creation: targeting 13 - 14% RoI , Group’s EPS and TNAV/S accretion, growing cash DPS 4. Key conclusions

41 Creating shareholder value Allowing us to continue delivering on our commitments 2018 targets Q1 2017 Loyal customers Digital customers Fee income 1 Cost of risk Cost to income EPS ( € ) DPS ( € ) FL CET1 18.6m Double digit growth Increase >11% 15.5m 0.122 (1 st quarter) 0.22 2 10.66% 45 - 47% 46.1% 1.2% AVG. 15 - 18 1.17% c.10% CAGR 15 - 18 12.1% 30m 22.1m (1) % change (constant euros) (2) Dividends charged to 2017 profit to be submitted to the AGM approval

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43 Real Estate Assets - Breakdown EUR Bn March 2017 POPULAR SAN RE activities COMBINED Gross % Addit. Net % Final Gross Net % Gross Net % Final value Cover. Cover. value Cover. value value Cover. value value Cover. Finished 6.5 29% 1.5 3.1 52% 2.2 1.1 50% 8.7 4.2 52% Under const. 0.3 34% 0.1 0.1 60% 0.8 0.4 46% 1.1 0.6 50% Land 7.9 50% 2.7 1.2 85% 5.1 2.0 61% 13.0 3.2 76% Others 1.2 27% 0.4 0.6 55% 1.2 0.6 55% Subtotal 15.9 39% 4.7 5.0 69% 8.1 3.5 57% 24.0 8.5 65% Rented 1.8 33% 0.0 1.2 33% 1.6 1.2 25% 3.4 2.4 29% TOTAL 17.7 39% 4.7 6.2 65% 9.7 4.7 52% 27.4 10.9 60%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 7, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer